CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,137,000	$119.24

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $171,551.11 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $119.24 offset against the registration fee due for this offering and of which $171,431.87 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 285 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 49-A-I dated November 21, 2008	Registration Statement No. 333-155535 Dated August 26, 2009 Rule 424(b)(2)

Structured Investments	$2,137,000 Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due August 31, 2012

General

  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four emerging markets currencies relative to the U.S. Dollar over the term of the notes. Investors should be willing to forgo interest payments, while seeking full principal protection at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 31, 2012*.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on August 26, 2009 and are expected to settle on or about August 31, 2009.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. Dollar (the “Basket”).

Reference Currency Weights:	The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket

Brazilian Real (BRL)	0.53821	BRFR	25%
Chinese Renminbi (CNY)	0.14639	SAEC	25%
Indian Rupee (INR)	0.02048	RBIB	25%
Russian Ruble (RUB)	0.03184	EMTA	25%

† The Starting Spot Rate for each Reference Currency is equal to one divided by the amount of such Reference Currency per U.S. Dollar and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page PS-2 of this pricing supplement.

Base Currency:	The U.S. Dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	140%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was August 26, 2009.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (BRL Return * 25%) + (CNY Return * 25%) + (INR Return * 25%) + (RUB Return * 25%)]
Each of the BRL Return, CNY Return, INR Return and RUB Return reflects the performance of the relevant Reference Currencies, expressed as a percentage, from the Spot Rate of the relevant Reference Currency in the interbank market on the pricing date to the Spot Rate of such Reference Currency on the Observation Date. The Spot Rate of a Reference Currency on a given date that falls after the pricing date is expressed as one divided by the applicable amount reported by Reuters Group PLC on the applicable Reuters page at approximately 6:00 p.m., New York City time, on such date (each a “Spot Rate”), and is expressed as one divided by the amount of Reference Currency per one unit of the U.S. Dollar.
For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-A-I.
Observation Date:	August 28, 2012*
Maturity Date:	August 31, 2012*
CUSIP:	48123L4J0
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-A-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 49-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$15.70	$984.30

Total	$2,137,000	$33,550.90	$2,103,449.10

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.70 per $1,000 principal amount note, and with respect to $537,000 aggregate principal amount notes, will use a portion of that commission to allow selling concessions to certain dealers of $2.00 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-34 of the accompanying product supplement no. 49-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

August 26, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 31, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241493/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005868/e33770_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) The City of New York and the principal financial center for such Reference Currency (Sao Paulo, Brazil, with respect to the Brazilian Real; Beijing, China, with respect the Chinese Renminbi; Mumbai, India, with respect to the Indian Rupee; and Moscow, Russia, with respect to the Russian Ruble) are open for dealings in foreign exchange and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global emerging markets currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. Dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Chinese Renminbi, the Indian Rupee and the Russian Ruble.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your basis will be treated as additional interest, income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 2.66%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity equal to $1,082.56. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

August 31, 2009 through December 31, 2009	$8.87	$8.87

January 1, 2010 through December 31, 2010	$27.02	$35.89

January 1, 2011 through December 31, 2011	$27.74	$63.63

January 1, 2012 through August 31, 2012	$18.93	$82.56

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or any of contracts related to the Reference Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-A-I dated November 21, 2008.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. Dollar. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. For example, the Russian Central Bank devalued the Russian Ruble several times at the end of 2008 in response to economic and market conditions, primarily significant decreases in the price of oil. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian Real, the Chinese Renminbi, the Indian Rupee, and the Russian Ruble relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, China, India, Russia and the United States. Movements in the exchange rates of the Reference Currencies may not correlate with each other. At a time when the exchange rates of one of the Reference Currencies relative to the U.S. Dollar increases, the exchange rates of one or more of the other Reference Currencies relative to the U.S. Dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian Rupee may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Russian Ruble.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Reference Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency’s countries, the United States, and economic and political developments in other relevant countries.

  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Brazil, China, India, Russia and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Brazil, China, India, Russia and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, China, India, Russia, the United States and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Reference Currencies and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-2

  CONSISTING ENTIRELY OF EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of a Basket consisting solely of emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performance of the Reference Currencies as the Basket consists entirely of currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.
  THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT, AND FURTHER CHANGES IN THE CHINESE GOVERNMENT’S MANAGEMENT OF THE CHINESE RENMINBI COULD AFFECT THE U.S. DOLLAR-CHINESE RENMINBI EXCHANGE RATE — On July 21, 2005, the People’s Bank of China announced that the Chinese Renminbi exchange rate would no longer be pegged to the U.S. Dollar but would be based on market supply and demand with reference to a basket of currencies instead. The People’s Bank of China also stated that the basket would be composed mainly of the U.S. Dollar, the European Union euro, the Japanese yen and the South Korean won. The currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand are also considered. The weight of each currency within the basket has not been announced.

  The 2005 adjustment of the Chinese Renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Renminbi per U.S. Dollar to 8.11 Renminbi per U.S. Dollar. In addition, the People’s Bank of China announced that the reference basket of currencies used to set the value of the Chinese Renminbi will be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese Renminbi and the U.S. Dollar within the narrow band established by the People’s Bank of China result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies. On May 18, 2007, the Chinese government announced a widening of the Chinese Renminbi’s trading band against the U.S. Dollar from 0.3% to 0.5%.

  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese Renminbi. However, recent changes in the Chinese government’s management of the Renminbi may result in a significant movement in the U.S. Dollar/Chinese Renminbi exchange rate. Assuming the value of all the other Reference Currencies remains constant, a decrease in the value of the Chinese Renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket and would therefore adversely affect the value of the notes.
  EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at approximately 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Reference Currencies exceeds that reflected in the publicly available information, each affected Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the U.S. Dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Reference Currencies’ countries and in the United States;
    the exchange rate and the volatility of the exchange rate among each of the Reference Currencies;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. Dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-3

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table and examples below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflect the Participation Rate of 140%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table, graph and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (140%)	Additional Amount		Principal		Payment at Maturity

180	80%	112.00%	$1,120.00	+	$1,000	=	$2,120.00
170	70%	98.00%	$980.00	+	$1,000	=	$1,980.00
160	60%	84.00%	$840.00	+	$1,000	=	$1,840.00
150	50%	70.00%	$700.00	+	$1,000	=	$1,700.00
140	40%	56.00%	$560.00	+	$1,000	=	$1,560.00
130	30%	42.00%	$420.00	+	$1,000	=	$1,420.00
120	20%	28.00%	$280.00	+	$1,000	=	$1,280.00
110	10%	14.00%	$140.00	+	$1,000	=	$1,140.00
105	5%	7.00%	$70.00	+	$1,000	=	$1,070.00
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	N/A	$0.00	+	$1,000	=	$1,000.00
80	-20%	N/A	$0.00	+	$1,000	=	$1,000.00
70	-30%	N/A	$0.00	+	$1,000	=	$1,000.00
60	-40%	N/A	$0.00	+	$1,000	=	$1,000.00
50	-50%	N/A	$0.00	+	$1,000	=	$1,000.00
40	-60%	N/A	$0.00	+	$1,000	=	$1,000.00
30	-70%	N/A	$0.00	+	$1,000	=	$1,000.00
20	-80%	N/A	$0.00	+	$1,000	=	$1,000.00

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Basket Returns detailed in the table above (-30% to 30%).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $280 and the final payment at maturity is equal to $1,280 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 140%) = $1,280

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $140 and the final payment at maturity is equal to $1,140 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 140%) = $1,140

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-4

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation (in each case the amount of the applicable Reference Currency that can be exchanged for one U.S. Dollar, which we refer to in this pricing supplement as the exchange rate), as shown on Bloomberg Financial Markets at approximately 5:00 p.m., New York City time, from January 2, 2004 through August 21, 2009. The exchange rates of the Brazilian Real, the Chinese Renminbi, the Indian Rupee and the Russian Ruble, at approximately 11:00 a.m., New York City time, on August 26, 2009, as shown on Bloomberg Financial Markets, were 1.8580, 6.8313, 48.8300 and 31.4029, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. Dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Reference Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each Reference Currency set forth in the first four graphs on the following page.

The last graph on the following page shows the weekly performance of the Basket from January 2, 2004 through August 21, 2009, assuming that the Basket Closing Level on January 2, 2004 was 100, that each Reference Currency had a 1/4 weight in the Basket on that date and that the spot rates of each Reference Currency at approximately 5:00 p.m., New York City time, on the relevant dates were the Spot Rates on such dates. The spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets at approximately 5:00 p.m., New York City time, on the relevant dates and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-5

The Spot Rates of the Brazilian Real, the Chinese Renminbi, the Indian Rupee and the Russian Ruble, at approximately 11:00 a.m., New York City time, on August 26, 2009, were 0.53820, 0.14639, 0.02048 and 0.03184, respectively, calculated in the manner set forth under “Key Terms — Basket Closing Level” on the cover of this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-6